September 14, 2005

Mr. Larry Spirgel Assistant Director Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, N.W. Washington, D.C. 20549

Re:	SkyTerra Communications, Inc. Form 10-K for the fiscal year ended December 31, 2004 Filed March 31, 2005

Form 10-Q for the quarters ended March 31 and June 30, 2005 File No. 0-13865

Dear Mr. Spirgel:

This letter is submitted on behalf of SkyTerra Communications, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2004, filed March 31, 2005 and Form 10-Q for the quarters ended March 31 and June 30, 2005, (File No. 0-13865), as set forth in your letter to me, dated September 6, 2005.

For reference purposes, the text of your letter has been reproduced in this letter with responses below each numbered comment.

Annual Report filed on form 10-K for the year ended December 31, 2004

Note 2 – Interest in MSV Joint Venture, page 5

1.	We note that following the November 12, 2004 conversion of your notes receivables into limited partnership interests, you account for your investment in MSV under the equity method. We also note on page (sic) that you have designated three members of the 13-member board of directors of the MSV Joint Venture’s corporate general partner. Tell us whether you designated the three members prior to the conversion of the notes. If so and considering that you had a representation on the board of directors in the general partner in excess of 20% (i.e., 3 out of 13 members), tell us in detail why you believe that you were not required to account for your investment in MSV under the equity method prior to the conversion of the notes receivable into limited partnership interests.

Mr. Larry Spirgel September 14, 2005 Page 2

Response:

Since November 2001 when the Company purchased the convertible notes from Mobile Satellite Ventures LP (“MSV LP”), the Company has designated three members of the board of directors of MSV LP’s corporate general partner (“MSV GP”).

In order for an investor to account for an investment under the equity method, APB 18 (as applied to partnerships by SOP 78-9) indicates that the investor must own an equity interest in the investee. Prior to the conversion of the notes to limited partnership units in November 2004, the Company did not own any limited partnership interests of MSV LP and, thus, was not permitted to account for the notes under the equity method. While the Company has owned MSV GP common stock since that time, MSV GP does not have (and has never had) an economic interest in MSV LP.

Quarterly Report filed on form 10-Q for the period ended June 30, 2004 (sic)

Note 3 – Interest in the MSV Joint Venture, page 5

2.	We note that your MSV Investors Subsidiary owns an approximately 17% interest in Terrestar and that it is accounting for this investment using the cost method. In addition to its 17% interest in Terrestar, tell us whether you consider other factors which could indicate that you or your subsidiary exercise significant influence which would require the use of the equity method to account for the investment in Terrestar. For instance, tell us whether you or your subsidiary have a significant representation on the board of directors of Terrestar.

Response:

The Company does not exercise significant influence over the operating and financial policies of TerreStar. Paragraph 17 of APB 18 states, “an investment of less than 20% of the voting stock of an investee should lead to a presumption that an investor does not have the ability to exercise significant influence unless such ability can be demonstrated.” As the Company owns approximately 17% of the common stock of TerreStar, evidence must exist to overcome that presumption. In EITF 95-6, the Task Force reached a consensus on eight factors which, if present, would indicate that an investor exercises significant influence. Of the eight, the only applicable factor is that the Company designates one of the seven members of the board of directors of TerreStar. As such, the Company believes it has not overcome the presumption.

Mr. Larry Spirgel September 14, 2005 Page 3

Note 4 – Interest in Hughes Network Systems, page 7

3.	Addressing FIN 46R, tell us in more detail how you concluded that you are not the primary beneficiary of HNS.

Response:

The primary beneficiary of a variable interest entity is determined in accordance with paragraph 14 of FIN 46R which states, “[the enterprise that] has a variable interest (or a combination of variable interests) that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.” The Company determined that it held two variable interests in HNS: (i) the $55.2 million equity investment (calculated as the sum of (x) the $50 million cash paid by the Company and (y) the $5.2 million value of the 300,000 shares of common stock (calculated using a $17.20 per share which is the five day average surrounding the December 3, 2004, the date of execution of the agreement to purchase the HNS interests)) and (ii) the management fee payable to the Company by HNS in the amount of $250,000 per quarter for the three years immediately following the closing of the acquisition (i.e., an aggregate of $3.0 million over the three year period). Based on an analysis of expected losses and residual returns and considering the amount of term indebtedness ($325.0 million) incurred by HNS (which is below investment grade), the Company determined that it is not the primary beneficiary of HNS, as it will absorb less than 30% of the expected losses and receive less than 30% of the residual returns.

*   *   *

The Company hereby acknowledges the following:

o	that the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

o	staff comments or changes in disclosure to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

o	the Company may not assert staff comments in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses in this letter, please call me at (212) 730-7570.

Sincerely /s/ CRAIG J. KAUFMANN

Craig J. Kaufmann Controller and Treasurer